

September 26, 2013

Via E-mail
Mr. Darren West- Chief Financial Officer
Green Automotive Company
23 Corporate Place, Suite 150
Newport Beach, California 92660

> **Re: Green Automotive Company**
> **Item 4.02 Form 8-K**
> **Filed September 23, 2013**
> **File No. 0-54049**

Dear Mr. West:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Non-reliance on the financial statements included in the 2012 Annual Report on Form 10-K:

1.   Please amend this Item 4.02 Form 8-K in its entirety to clarify in the first paragraph that management determined that the financial statements for both the years ended December 31, 2012 and December 31, 2011 included in your Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Commission on May 20, 2013 were materially incorrect and should not be relied upon. The second paragraph should also be revised to clarify that you restated your financial statements for both the years ended December 31, 2012 and December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3328, if you have questions regarding the above matters.

Sincerely,

/s/ Beverly A. Singleton

Beverly A. Singleton
Staff Accountant